

March 22, 2021

LeeAnn Rohmann
Chief Executive Officer
Legacy Education Inc.
701 W Avenue K Suite 123
Lancaster, CA 93534

> **Re: Legacy Education Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 24, 2021**
> **CIK No. 0001836754**

Dear Ms. Rohmann:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS on Form S-1 filed February 24, 2021

Use of Proceeds, page 42

1. Please revise this section to state the approximate amount of proceeds to be used for each identified use of proceeds. If you have no such specific plans for the proceeds, or a significant portion thereof, please state that this is the case and discuss the principal reasons for the offering. You indicate that a portion of the net proceeds may be used to finance future acquisitions. Please tell us whether any such acquisitions are currently planned; if so, provide the disclosure required by Instruction 6 to Item 504 of Regulation S-K and if not, please state that you have no such planned acquisitions. In addition, we

note that you may use a portion of the proceeds to repay debt; if the debt was incurred within the past year, describe the use of the proceeds of the debt per Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2. Please revise this section to elaborate upon and explain the trend of losses for the fiscal years ended December 31, 2019 and 2020, with a view towards understanding how and whether such trend may impact your ability to be profitable in the future. For example, we note the trends of materially increased enrollment and decreased losses; if the trend of increased enrollment impacts your trend of losses, please discuss.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates, page 52

3. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

    • the percentage by which fair value exceeded carrying value at the date of the most recent test;

    • the amount of goodwill allocated to the reporting unit;

    • a detailed description of the methods and key assumptions used and how the key assumptions were determined;

    • a discussion of the degree of uncertainty associated with the assumptions; and

    • a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

    Please refer to Item 303(b)(3) of Regulation S-K.

Results of Operations, page 54

4. Reference is made to your discussion of your income tax benefits on page 55. You state that you had pre-tax income in 2019; however, you had a pre-tax loss in 2019. Please revise to refer to the pre-tax loss and discuss the change from fiscal 2019 to fiscal 2020.

Executive and Director Compensation, page 90

5. We note that your Chief Executive Officer received a stock award covering 1,200,000 units restricted for five years granted on April 1, 2020. Please revise to provide more

detail regarding how you arrived at the amount paid with respect to the stock award and the factors considered in making the award. For example, discuss whether the award granted under a compensation plan, based on the achievement of a goal, or otherwise. Please see Item 402(o)(4) of Regulation S-K.

Consolidated Statements of Operations, page F-4

6.   Please revise to present basic and diluted per unit amounts. Refer to ASC 260-10-45. Please also tell us what pro forma net loss per share represents and why it is appropriately presented. Revise the related disclosure on page F-12 to better explain what it represents.

Notes to Consolidated Financial Statements

Acquisitions

Advanced Health Services, LLC dba Integrity College of Health (Integrity), , page F-15

7.   We note on December 31, 2019, the Company purchased a 24.5% interest of Integrity with an exclusive option to purchase a larger ownership interest which occurred September 15, 2020. The acquisition of a 100% interest was deemed to be effective as of December 31, 2019. Please explain why it was appropriate to include a 100% acquired interest in your financial statements as of December 31, 2019.

Note 15 - Income Tax, page F-26

8.   Reference is made to the second paragraph. Please revise to discuss the periods presented rather than June 30, 2018. In addition, a cumulative loss in recent years is a significant piece of negative evidence supporting that a valuation allowance is needed. Refer to ASC 740-10-30-23. Please explain the negative and positive evidence you considered in concluding that a valuation allowance in not needed.

    You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services